UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 13)
ELBIT IMAGING LTD.
(Name of Issuer)
Ordinary Shares, Nominal Value NIS 1.00 per share (Title of Class of Securities) M 3760510 (CUSIP Number)
Shimon Yitzhaki 2 Weitzman St. Tel-Aviv 64239 Israel 972-3-608-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 5, 2012
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M 3760510	13D/A	Page 2 of 8
1	NAME OF REPORTING PERSON: Europe-Israel (M.M.S.) Ltd. (“Europe-Israel”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 12,882,866 shares
	8	SHARED VOTING POWER : 0 shares
	9	SOLE DISPOSITIVE POWER : 12,882,866 shares
	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 12,882,866 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 51.77%*
14	TYPE OF REPORTING PERSON: CO

*
Based on 24,885,833 ordinary shares of the Issuer outstanding as of July 9, 2012 (excluding 3,388,910 treasury shares held by the Issuer or for the Issuer’s benefit, which do not have any voting or economic rights under Israeli law) based on information provided by the Issuer.

CUSIP No. M 3760510	13D/A	Page 3 of 8
1	NAME OF REPORTING PERSON: Control Centers Ltd. (“Control Centers”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 shares
	8	SHARED VOTING POWER : 12,907,703 shares***
	9	SOLE DISPOSITIVE POWER : 0 shares
	10	SHARED DISPOSITIVE POWER: 12,907,703 shares**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 12,907,703 shares**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 51.87%*
14	TYPE OF REPORTING PERSON: CO

*
Based on 24,885,833 ordinary shares of the Issuer outstanding as of July 9, 2012 (excluding 3,388,910 treasury shares held by the Issuer or for the Issuer’s benefit, which do not have any voting or economic rights under Israeli law) based on information provided by the Issuer.

**
Includes 12,882,886 ordinary shares of the Issuer beneficially owned by Europe-Israel, with respect to which Control Centers may be deemed to have shared power of voting and disposition by virtue of its holding of 100% of the issued and outstanding ordinary shares of Europe-Israel.  Also includes 24,837 ordinary shares of the Issuer beneficially owned by Marina Herzelia (Limited Partnership) 1988, an Israeli limited partnership, the general partner of which is wholly-owned by Control Centers

CUSIP No. M 3760510	13D/A	Page 4 of 8
1	NAME OF REPORTING PERSON: Marina Herzelia (Limited Partnership) 1988 (“Marina”)** I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 shares
	8	SHARED VOTING POWER : 24,837 shares
	9	SOLE DISPOSITIVE POWER : 0 shares
	10	SHARED DISPOSITIVE POWER: 24,837 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 24,837 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.1%*
14	TYPE OF REPORTING PERSON: PN

*
Based on 24,885,833 ordinary shares of the Issuer outstanding as of July 9, 2012 (excluding 3,388,910 treasury shares held by the Issuer or for the Issuer’s benefit, which do not have any voting or economic rights under Israeli law) based on information provided by the Issuer.

**
Marina Herzelia (Limited Partnership) 1988 is an Israeli limited partnership, the general partner of which is wholly-owned by Control Centers Ltd., a private company controlled by Mr. Mordechay Zisser.

CUSIP No. M 3760510	13D/A	Page 5 of 8
1	NAME OF REPORTING PERSON: Mordechay Zisser I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 120,703 shares
	8	SHARED VOTING POWER : 13,028,406 shares*
	9	SOLE DISPOSITIVE POWER : 120,703 shares
	10	SHARED DISPOSITIVE POWER: 13,028,406 shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 13,028,406 shares **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 52.35%*
14	TYPE OF REPORTING PERSON: IN

*
Based on 24,885,833 ordinary shares of the Issuer outstanding as of July 9, 2012 (excluding 3,388,910 treasury shares held by the Issuer or for the Issuer’s benefit, which do not have any voting or economic rights under Israeli law) based on information provided by the Issuer.

**
Includes (i) 12,882,886 Issuer shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Zisser, by virtue of his control of Control Centers, a private company which owns 100% of the issued and outstanding ordinary shares of Europe-Israel; (ii) 24,837 Issuer shares held by Marina, an Israeli limited partnership, the general partner of which is wholly-owned by Control Centers, a private company wholly owned by Mr. Zisser; and (iii) 94,603 Issuer shares held by Mr. Zisser.

This Amendment No. 13 amends the Schedule 13D initially filed on March 11, 1999, Amendment No. 1 thereto filed May 11, 1999, Amendment No. 2 thereto filed August 16, 1999, Amendment No. 3 thereto filed November 4, 1999, Amendment No. 4 thereto filed February 14, 2001, Amendment No. 5 thereto filed October 15, 2001, Amendment No. 6 thereto filed June 29, 2005, Amendment No. 7 thereto filed February 10, 2006, Amendment No. 8 thereto filed September 10, 2007, Amendment No. 9 thereto filed January 10, 2008, Amendment No. 10 thereto filed October 7, 2010, Amendment No. 11 thereto filed May 10, 2011 and Amendment No. 12 thereto filed July 11, 2012 (collectively, the “Schedule 13D”) and is filed by Europe-Israel, Control Centers, Marina and Mr. Mordechay Zisser (the “Reporting Persons”).

Item 3                                Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D, “Source and Amount of Funds or Other Consideration,” is amended and supplemented by adding the following:

The amount of funds used by Europe-Israel in acquiring the 424,222 Ordinary Shares between July 11, 2012 through July 19, 2012 was approximately $1.2 million based on daily exchange rates between the NIS and the US dollar published by the Bank of Israel on July 19, 2012.  Europe-Israel obtained the funds from its credit facilities and funding.  The 424,222 Ordinary Shares that Europe-Israel acquired constitute collateral for such funding.

Item 5                                Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and supplemented by adding the following:

The responses of the Reporting Persons to Rows (11) through (13) of pages 2, 3, 4 and 5 of this Amendment No. 13 are incorporated herein by reference. As of July 22, 2012, (i) Europe-Israel beneficially owned 12,882,866 Ordinary Shares, or 51.77% of the total number of Ordinary Shares issued and outstanding, (ii) Control Centers beneficially owned 12,907,703 Ordinary Shares, or 51.87% of the total number of Ordinary Shares issued and outstanding, (iii) Marina beneficially owned 24,837 Ordinary Shares, or less than 0.1% of the total number of Ordinary Shares issued and outstanding, and (iv) Mr. Mordechay Zisser beneficially owned 13,028,406 Ordinary Shares, or 52.35% of the total number of Ordinary Shares issued and outstanding.

Except as set forth in this Item 5(a), the Reporting Persons do not beneficially own any Ordinary Shares.  The percentages stated above are based on 24,885,833 Ordinary Shares outstanding as of July 9, 2012 (excluding 3,388,910 treasury shares held by the Issuer or for the Issuer’s benefit, which do not have any voting or economic rights under Israeli law) based on information provided by the Issuer.

Item 5(b) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and supplemented by adding the following:

The responses of the Reporting Person to Rows (7) through (10) of page 2, 3, 4 and 5 and Item 2 of this Schedule 13D are incorporated herein by reference.

Item 5(c) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and supplemented by adding the following:

The ownership percentages set forth in this Amendment are based on 24,885,833 ordinary shares of the Issuer outstanding as of July 9, 2012 (excluding 3,388,910 treasury shares held by the Issuer or for the Issuer’s benefit, which do not have any voting or economic rights under Israeli law), based on information provided by the Issuer.

On July 11, 2012, Europe-Israel acquired 63,000 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $2.67.

On July 12, 2012, Europe-Israel acquired 42,000 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $2.71.

On July 15, 2012, Europe-Israel acquired 95,486 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $2.79.

On July 16, 2012, Europe-Israel acquired 82,000 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $2.80.

On July 17, 2012, Europe-Israel acquired 37,000 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $2.76.

On July 18, 2012, Europe-Israel acquired 57,486 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $2.74.

On July 19, 2012, Europe-Israel acquired 47,250 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate weighted average price per share of $2.72.

Item 6                                Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D, “Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer,” is amended and supplemented by adding the following:

On July 5, 2012, Europe Israel, Control Centers Ltd., Mr. Mordechay Zisser, Victory Investment Company Ltd. and Bank Hapoalim Ltd. entered into an amendment (the "Amendment") to the Loan Agreement, dated May 4, 1999 (the "Original Loan Agreement").  Pursuant to the terms of the Original Loan Agreement and the Amendment, the loans from Bank Hapoalim are secured by all of the Issuer shares held by Europe Israel via Bank Hapoalim.  The parties entered into the Amendment to provide for a new repayment schedule for certain pre-existing loans, to increase the interest rates on certain outstanding loans, and to clarify the amounts of certain outstanding loans and their repayment schedules.  As of July 5, 2012, the total outstanding loan amount was approximately NIS 984.2 million (which was equal to approximately $251.5 million on July 5, 2012), which is required to be repaid in multiple installments ranging from November 30, 2012 until December 31, 2024.

In consideration for entering into the Amendment, Europe Israel agreed to grant Bank Hapoalim an option to purchase 913,410 shares of the Issuer (the "Option Shares").  The option grant will be subject to the terms of an option agreement to be entered into upon closing, which is expected to be held on or before July 25, 2012.  One third of the Option Shares has an exercise price of $3.00 per share, one third has an exercise price of $6.00 per share and one third has an exercise price of $9.00 per share.  The closing price of the Issuer shares on the NASDAQ Global Select Market on July 5, 2012 was $2.44 per share.  The option becomes exercisable on July 4, 2016 and expires on the later of (i) December 31, 2016, and (ii) the final payment of all obligations owed to Bank Hapoalim.  The option may be exercised through a cashless mechanism, provided that the net gain for Bank Hapoalim may not exceed NIS 120 million (which was equal to approximately $30.6 million on July 5, 2012).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Europe-Israel (M.M.S.) Ltd.

By: /s/ Mordechay Zisser
Mordechay Zisser
Chairman of the board of directors

Control Centers Ltd.

By: /s/ Mordechay Zisser
Mordechay Zisser
Chairman of the board of directors

Marina Herzelia (Limited Partnership) 1988

By: /s/ Mordechay Zisser
Mordechay Zisser
Marina Herzelia Ltd., General Partner

/s/ Mordechay Zisser
Mordechay Zisser

Dated:     July 22, 2012